UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

The Walter Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

014055525
(CUSIP Number)

Thomas R. Hudson Jr.
Pirate Capital LLC 200 Connecticut Avenue, 4th Floor
Norwalk, CT 06854
(203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 014055525
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					389,200 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					2,061,155 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					2,061,155 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					5.3% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 014055525


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					1,671,955 (See Item 5)


				8 	SHARED VOTING POWER
					389,200 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					2,061,155 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					2,061,155 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	5.3% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					IN



Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares ("Shares") of common stock, par value $.01, of Walter Industries, Inc. whose principal executive offices are located at 4211 West Boy Scout Boulevard, Tampa, Florida 33607.



Item 2. Identity and Background

(a), (b), (c) and (f) This Schedule 13D is filed by Pirate Capital LLC and Thomas R. Hudson Jr. on May 24, 2005.
Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC and a citizen of the United States. Each of the aforesaid reporting persons ("Reporting Persons") is deemed to be the beneficial owner of an aggregate of 2,061,155 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Mint
Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, neither Pirate Capital LLC nor Thomas R. Hudson Jr. has been i) convicted in a criminal proceeding, or
ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $78,976,596 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares believing them to be materially undervalued. The Reporting Persons reserve the right to acquire additional shares at any time and from time to time in the open market or otherwise. Additionally, the Reporting Persons reserve the right to dispose of all or any portion of the Shares at any time and from time to time in the open market or otherwise.

On May 24, 2005 Pirate Capital sent a letter to the Issuer (the "Proposal Letter") regarding measures proposed by Reporting Persons to enhance shareholder value, including the spin-off of the Company's Natural Resources subsidiary. A copy of the Proposal Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Proposal Letter are qualified in their entirety by reference to the Proposal Letter.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, LTD. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 389,200 of the Shares and sole disposition power with respect to 2,061,155 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 236,000 of the Shares and shared voting power with respect to 389,200 of the Shares and shared disposition power with respect to 2,061,155 of the Shares;

(b) All of the Shares were purchased by the Holders in open market transactions. The following purchases and sales were made by each of the Holders in the last sixty days.

Jolly Roger Offshore Ltd.

Date	   	Shares 		Price
Trade Date	Quantity	Price
2005-03-30	22,800.00 	41.00
2005-03-31	1,400.00 	43.00
2005-04-06	300.00 		44.30
2005-04-06	5,000.00 	44.50
2005-04-06	2,200.00 	44.29
2005-04-07	1,000.00 	45.00
2005-04-13	200.00 		43.96
2005-04-13	5,000.00 	43.99
2005-04-13	5,000.00 	44.00
2005-04-13	5,000.00 	44.00
2005-04-13	5,000.00 	42.95
2005-04-13	4,600.00 	44.00
2005-04-13	200.00 		43.99
2005-04-14	2,100.00 	41.02
2005-04-14	200.00 		41.08
2005-04-14	22,700.00 	41.25
2005-04-14	5,000.00 	38.00
2005-04-14	5,000.00 	38.50
2005-04-14	5,000.00 	39.00
2005-04-18	5,000.00 	38.47
2005-04-18	5,000.00 	38.40
2005-04-18	5,000.00 	38.24
2005-04-19	25,000.00 	39.65
2005-04-28	5,000.00 	35.00
2005-04-28	5,000.00 	34.15
2005-05-03	155.00 		34.70
2005-05-03	4,000.00 	34.85
2005-05-03	3,700.00 	35.00
2005-05-03	300.00 		34.55
2005-05-03	300.00 		34.89
2005-05-03	5,000.00 	34.75
2005-05-03	4,500.00 	34.60
2005-05-03	4,500.00 	34.80
2005-05-03	4,500.00 	34.85
2005-05-03	4,500.00 	34.85
2005-05-04	800.00 		35.85
2005-05-04	9,200.00 	35.00
2005-05-04	900.00 		34.99
2005-05-05	4,800.00 	36.30
2005-05-05	4,700.00 	36.28
2005-05-05	4,700.00 	36.35
2005-05-05	4,600.00 	36.30
2005-05-05	400.00 		36.29
2005-05-05	300.00 		36.27
2005-05-05	300.00 		36.34
2005-05-05	200.00 		36.28
2005-05-05	15,000.00 	36.15
2005-05-05	5,000.00 	36.50
2005-05-05	5,000.00 	36.50
2005-05-05	5,000.00 	36.25
2005-05-06	600.00 		37.09
2005-05-06	400.00 		37.46
2005-05-06	400.00 		37.49
2005-05-06	100.00 		37.45
2005-05-06	5,000.00 	37.05
2005-05-06	5,000.00 	37.03
2005-05-06	4,400.00 	37.10
2005-05-06	4,400.00 	37.50
2005-05-06	4,200.00 	37.15
2005-05-06	3,500.00 	37.20
2005-05-06	1,500.00 	37.21
2005-05-06	800.00 		37.11
2005-05-06	25,000.00 	37.40
2005-05-06	25,000.00 	37.50
2005-05-06	24,900.00 	37.50
2005-05-06	24,600.00 	37.50
2005-05-06	24,600.00 	37.50
2005-05-06	8,300.00 	37.22
2005-05-06	5,000.00 	37.00
2005-05-09	100.00 		37.45
2005-05-09	900.00 		37.69
2005-05-09	900.00 		37.68
2005-05-09	800.00 		37.69
2005-05-09	300.00 		36.65
2005-05-09	300.00 		37.73
2005-05-09	300.00 		37.57
2005-05-09	200.00 		37.75
2005-05-09	100.00 		37.62
2005-05-09	6,100.00 	37.75
2005-05-09	5,000.00 	37.75
2005-05-09	5,000.00 	37.75
2005-05-09	4,200.00 	37.75
2005-05-09	4,200.00 	37.75
2005-05-09	3,100.00 	37.69
2005-05-09	2,400.00 	37.65
2005-05-09	1,700.00 	37.75
2005-05-09	1,000.00 	37.58
2005-05-10	100.00 		37.31
2005-05-10	200.00 		37.13
2005-05-10	100.00 		37.28
2005-05-10	2,700.00 	37.05
2005-05-10	2,200.00 	37.30
2005-05-10	500.00 		37.15
2005-05-10	300.00 		37.11
2005-05-10	6,400.00 	37.25
2005-05-10	5,000.00 	37.15
2005-05-10	4,900.00 	37.35
2005-05-10	4,800.00 	37.10
2005-05-10	4,700.00 	37.15
2005-05-10	4,500.00 	37.25
2005-05-10	4,500.00 	37.25
2005-05-10	4,500.00 	37.30
2005-05-10	4,400.00 	37.30
2005-05-10	4,300.00 	37.15
2005-05-10	2,800.00 	37.25
2005-05-11	100,000.00 	36.96
2005-05-12	50,300.00 	36.50
2005-05-12	25,000.00 	34.40
2005-05-12	25,000.00 	34.25
2005-05-12	2,000.00 	36.70
2005-05-12	124,700.00 	36.93
2005-05-18	150,600.00 	36.95
2005-05-20	150,000.00 	37.19
2005-05-20	300.00 		36.65
2005-05-23	400.00 		38.75
2005-05-23	500.00 		38.72
2005-05-23	100.00 		38.75
2005-05-23	500.00 		38.75
2005-05-23	500.00 		38.75
2005-05-23	3,300.00 	38.75
2005-05-23	100.00 		38.68
2005-05-23	3,800.00 	38.67
2005-05-23	700.00 		38.68
2005-05-23	4,400.00 	38.75
2005-05-23	100.00 		38.67
2005-05-23	300.00 		38.60
2005-05-23	500.00 		38.59
2005-05-23	1,200.00 	38.59
2005-05-23	200.00 		38.59
2005-05-23	600.00 		38.59
2005-05-23	200.00 		38.65
2005-05-23	100.00 		38.61
2005-05-23	300.00 		38.65
2005-05-23	200.00 		38.65
2005-05-23	1,100.00 	38.65
2005-05-23	300.00 		38.65
2005-05-23	600.00 		38.65
2005-05-23	700.00 		38.85
2005-05-23	100.00 		38.85
2005-05-23	3,200.00 	38.85
2005-05-23	500.00 		38.80
2005-05-23	4,500.00 	38.85
2005-05-23	200.00 		38.85
2005-05-23	600.00 		38.85
2005-05-23	2,300.00 	38.85
2005-05-23	600.00 		38.85
2005-05-23	500.00 		38.84
2005-05-23	300.00 		38.83
2005-05-23	300.00 		38.85
2005-05-23	1,900.00 	38.85
2005-05-23	400.00 		38.79
2005-05-23	4,600.00 	38.70
2005-05-23	400.00 		38.62
2005-05-23	4,900.00 	38.68
2005-05-23	100.00 		38.65
2005-05-23	4,900.00 	38.67
2005-05-23	100.00 		38.66
2005-05-23	4,400.00 	38.70
2005-05-23	600.00 		38.64
2005-05-24	65,000.00 	39.11
2005-05-24	115,000.00 	39.42



Jolly Roger Fund LP

Date	   	Shares 		Price
2005-04-07	4,000.00 	45.00
2005-04-13	300.00 		42.47
2005-04-13	5,000.00 	44.25
2005-04-13	4,700.00 	42.50
2005-04-14	5,000.00 	41.50
2005-04-14	5,000.00 	40.65
2005-04-14	5,000.00 	41.00
2005-05-05	300.00 		36.07
2005-05-05	200.00 		36.27
2005-05-05	4,800.00 	36.30
2005-05-05	4,000.00 	36.20
2005-05-05	600.00 		36.20
2005-05-05	500.00 		36.16
2005-05-05	7,800.00 	36.25
2005-05-05	5,000.00 	36.35
2005-05-05	5,000.00 	36.30
2005-05-05	5,000.00 	36.30
2005-05-06	700.00 		36.71
2005-05-06	200.00 		36.70
2005-05-06	100.00 		36.75
2005-05-06	100.00 		37.34
2005-05-06	5,000.00 	37.10
2005-05-06	5,000.00 	36.70
2005-05-06	5,000.00 	36.75
2005-05-06	5,000.00 	37.30
2005-05-06	4,900.00 	37.35
2005-05-06	4,300.00 	36.72
2005-05-06	4,200.00 	37.20
2005-05-06	4,000.00 	37.09
2005-05-06	3,800.00 	37.15
2005-05-06	3,800.00 	37.10
2005-05-06	3,800.00 	37.20
2005-05-06	1,200.00 	37.14
2005-05-06	1,200.00 	37.14
2005-05-06	1,200.00 	37.12
2005-05-06	1,000.00 	37.13
2005-05-06	800.00 		37.06
2005-05-06	800.00 		37.18
2005-05-09	200.00 		37.42
2005-05-09	500.00 		37.45
2005-05-09	300.00 		37.65
2005-05-09	3,100.00 	37.50
2005-05-09	1,800.00 	37.49
2005-05-09	1,600.00 	37.50
2005-05-09	500.00 		37.71
2005-05-09	6,000.00 	37.75
2005-05-09	4,900.00 	37.80
2005-05-11	5,000.00 	36.80
2005-05-11	20,000.00 	36.96
2005-05-12	50,000.00 	36.50
2005-05-19	66,200.00 	36.98
2005-05-24	35,000.00 	39.11





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to securities of the Company with any persons except as set forth in Item 4 above.



Item 7. Material to Be Filed as Exhibits

1.   Proposal Letter from the Reporting Persons to the Issuer.


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2005

			Pirate Capital LLC



		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager




Exhibit 1

May 24, 2005


VIA FACSIMILE AND U.S. MAIL

The Board of Directors
Walter Industries, Inc.
4211 West Boy Scout Boulevard
Tampa, Florida 33607


Dear Board Member:

Jolly Roger Fund LP (together with Jolly Roger Offshore Fund LTD and
Mint Master Fund Ltd, being referred to as "Pirate Capital"), an investment management firm with a focus on long-term value investing, has acquired a 5.3% interest in Walter Industries, Inc. ("Walter" or the "Company") and seeks to help unlock the significant unrealized value in the Company's shares. We were disappointed with the quality of your Chairman's recent response to our proposal to separate the Natural Resources subsidiary ("Natural Resources") from the Company's remaining operations. We are hopeful that the full board of directors (the "Board") may feel a greater obligation, in light of its fiduciary duties, to more critically evaluate our proposed value-enhancing initiatives.

In our view, the current $39.33 market price of the Company's shares reflects a significant discount to our internal $65 per share valuation. Our valuation is conservative, as we have not attributed any additional value for potential incremental coal production stemming from the recent Drummond settlement.
Our $65 valuation is supported by analysis from both "sell side" analysts covering Walter. In our opinion, the current $39.33 market price reflects the "conglomerate discount" being applied to Walter's shares due to the complexity of the Natural Resources grouping with the uncomplimentary finance and industrial segments and the underperforming homebuilding subsidiary.
Given that Natural Resources is expected to contribute approximately
80% - 85% of the Company's 2006 EBITDA, we feel that the most efficient manner of bridging this valuation gap would be isolating these assets from the Company's other operating segments.

We strongly urge the Board to immediately retain a reputable investment bank to consider strategic alternatives to enhance shareholder value, including the spin-off of Natural Resources into a coal master limited partnership and spinning off the finance & homebuilding subsidiaries into a mortgage REIT. Based on our valuation work, which is supported by market comparables, we feel that Natural Resources would garner a 5.25x - 5.50x valuation multiple to 2006E EBITDA of $439 million, which equates to approximately $48.00 -
$50.00 per fully-diluted share.

Additionally, based on multiples of the industrial products' peer group, we conservatively value the industrial products segment at a 5.25x multiple to 2006E EBITDA of $61 million, or approximately $7.00 per fully-diluted share and 5.0x 2006E EBITDA of $68 million or $7.00 per fully-diluted share for the finance & homebuilding units. Ascribing a nominal $1.50 per share to Sloss Industries and the Company's other tangible assets, we arrive at our $65 break-up value - a level that should compel the Board to immediately take strides to address the vast market discount being applied to the intrinsic value of the Company's assets.

Your shareholder constituency has frequently questioned the wisdom of maintaining Natural Resources under the same corporate umbrella as the Company's other divisions where few, if any, synergies exist to rationalize the current structure. Management's response to these shareholder overtures has been disingenuous, paying lip service to the lofty goal of maximizing shareholder value, while maintaining that a separation of business segments was not timely. We are particularly troubled by management's unwillingness to heed recent value-enhancing initiatives advocated by its shareholders in light of its track record of untimely market judgments. These "market missteps" include:

(i)	 Walter's attempted sale as recently as late 2003 of Natural Resources for
	 nominal consideration;
(ii)	 the premature dispositions of the JW Aluminum and AIMCOR subsidiaries
	 during 4th quarter 2003, prior to the substantial appreciation in global commodities markets;
(iii)	 the drastic underperformance of homebuilding given the strength of
	 perhaps the strongest housing market in recent history; and
(iv)	 the Company's highly dilutive issuance in April 2004 of $175 million
	 face amount of convertible notes (recently bid $225 and convertible at $17.85 per share).

Further, the timing of management's recent flurry of stock sales at prices that fail to adequately recognize the intrinsic value of the Company's assets leads us to question whether management's interests are adequately aligned with those of its shareholders.

We are very confident that we have overwhelming support among our fellow shareholders in reiterating our request that the Company take immediate steps to separate Natural Resources from the Company's remaining operating segments. We are concerned that this market opportunity to spin-off or otherwise divest Natural Resources may be lost if prompt action is not taken by the Company toward these ends.

We continue to believe in management's ability to efficiently operate Natural Resources. We expect that this operational expertise, together with a greater appreciation for current opportunities in the equity markets, will create substantial incremental value for all shareholders. The Board has a responsibility to all of the Company's shareholders to consider fully and impartially any proposal that stands to significantly increase shareholder value. Accordingly, we are requesting a meeting with the Board to further discuss our proposal.

Should the Board fail to retain an investment bank and take definitive steps to close the valuation gap, we plan to seek the election of a slate of directors at the next annual meeting.


						Sincerely,



						Pirate Capital LLC

						By:  ______________________
						      Name:  Stephen E. Loukas